
January 29, 2025

Matthew J. Hawkins
Chief Executive Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, Utah 84043

> **Re: Waystar Holding Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 28, 2025**
> **CIK No. 0001990354**

Dear Matthew J. Hawkins:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.